
P&O

Established 1837


06010329

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
16 Palace Street
London SW1E 5JQ

+44 (0)20 7901 4000
+44 (0)20 7901 4013
www.pogroup.com

Head Office 16 Palace Street,
London SW1E 5JQ England

Incorporated by Royal Charter
with limited liability
Company Number Z73

11 January 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

82-2083



Dear Sirs

Approach from PSA

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

82-2083



News Release

10 January 2006

The Peninsular & Oriental Steam Navigation Company ("P&O")

Approach from PSA

The Board of P&O has received an approach from PSA International Pte Ltd ("PSA") which may lead to an offer to acquire the whole of the P&O deferred stock at 470 pence in cash per unit. In addition, PSA also proposes to make an offer for the concessionary stock and the cancellation of the preferred stock on terms similar to the terms being made available by Thunder FZE, a wholly owned subsidiary of Ports, Customs and Free Zone Corporation, Dubai ("DP World").

PSA's proposal does not amount to a firm intention to make an offer and is subject to the following pre-conditions:

- completion of satisfactory due diligence;
- final PSA Board approval;
- the Board of P&O withdrawing its recommendation of the DP World offer and unanimously recommending the PSA offer (if made); and
- confirmation from the trustees of the P&O UK pension scheme that the funding arrangements to be proposed by PSA are acceptable.

These pre-conditions are waivable by PSA.

The Board of P&O has decided to allow PSA a limited period of time to satisfy its pre-conditions and put forward a formal offer. As a result, the Board intends to adjourn the stockholder and court meetings scheduled for 20 January, 2006 for approximately two weeks.

PSA has not approved the release of this announcement. There can be no certainty that an offer will be made (even if the pre-conditions are satisfied or waived) nor as to the terms on which any such offer might be made.

Enquiries

Brunswick Group (Public Relations adviser to P&O)
Sophie Fitton Tel: +44 (0)20 7404 5959

Notes:

1) On 20 December 2005, the Board of P&O wrote to P&O stockholders to explain why the Board was unanimously recommending DP World's acquisition of P&O to be implemented by way of Court sanctioned schemes of arrangement. Under the terms of the acquisition, DP World has offered 443 pence in cash for each unit of deferred stock. Proposals have also been made to preferred and concessionary stockholders.

2) Since the announcement of DP World's recommended acquisition, PSA has increased the size of its holding in P&O deferred stock to 4.1 per cent, having purchased stock at a price of up to 460 pence per unit.

Citigroup Global Markets Limited is acting as financial adviser and corporate broker to P&O and no one else in connection with the matters contained in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters referred to in this announcement.

N M Rothschild & Sons Limited is acting as financial adviser to P&O and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in relation to the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting as corporate broker to P&O and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in relation to the matters referred to in this announcement.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of P&O, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or is withdrawn (or, if applicable, the Takeover Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn) or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of P&O, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of P&O, by P&O or the Offeror, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.